UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **February 27, 2012**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01	Entry into a Material Definitive Agreement.

Termination of Agreement for Sale of Morris Publishing's Athens (Ga.) Banner-Herald News Building.

On February 27, 2012, Morris Publishing Group, LLC ("Morris Publishing") terminated its Agreement of Purchase and Sale dated December 1, 2011 with Lulscal, LLC, a Colorado limited liability company ("Buyer"), for the sale of Morris Publishing's newspaper building and real estate located at One Press Place, Athens, Georgia (the "Real Property"). Morris Publishing had reported entering into the Agreement in its Form 8-K filed with the Securities and Exchange Commission on December 7, 2011.

Morris Publishing terminated the Agreement based upon a breach of the Agreement by the Buyer.

Morris Publishing will continue to market the Real Property for sale.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **February 28, 2012**	**MORRIS PUBLISHING GROUP, LLC**
	By: **/s/ Steve K. Stone**
	Steve K. Stone
	Senior Vice President and Chief Financial Officer